Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

October 30, 2019.

Item 3.	News Release

The Company’s news release dated October 30, 2019 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.	Summary of the Material Change

The Company announced that James Bannantine, President & CEO, has departed the Company effective October 30, 2019 following a determination by the Company's Board of Directors to effect a leadership change.

Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change

The Company has previously announced that James Bannantine, President & CEO, has departed the Company effective October 30, 2019 following a determination by the Company's Board of Directors to effect a leadership change. In this regard, the Company announced that Board Chair, Jeffrey Mason, has assumed the additional role of Interim President & CEO and will continue in that capacity until a permanent successor is in place.  Mr. Mason has been actively involved in overseeing the Company's operations since his appointment as Board Chair in July 2019.  Mr. Mason first joined Great Panther's Board in May 2014 and has played an active role on various committees developing the strategic direction of the Company and overseeing acquisitions and integration.  A formal search process is being commenced forthwith.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jim Zadra

Chief Financial Officer

Telephone: 604-608-1766

Item 9.	Date of Report

November 8, 2019